EXHIBIT 10.101
AMENDMENT NUMBER FIVE
to the
Master Loan and Security Agreement
Dated as of March 21, 2002
by and between
E-LOAN, INC.
and
GREENWICH CAPITAL FINANCIAL PRODUCTS, INC.

This AMENDMENT NUMBER FIVE is made this 31st day of March, 2003, by and between E-LOAN, INC., having an address at 5875 Arnold Road, Dublin, California 94568 (the "Borrower") and GREENWICH CAPITAL FINANCIAL PRODUCTS, INC., having an address at 600 Steamboat Road, Greenwich, Connecticut 06830 (the "Lender"), to the Master Loan and Security Agreement, dated as of March 21, 2002, by and between the Borrower and the Lender, as amended (the "Agreement"). Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Agreement.

RECITALS

WHEREAS, the Borrower has requested that the Lender agree to amend the Loan Agreement to extend the Termination Date thereunder to March 30, 2004 and the Borrower and the Lender have agreed to make such additional modifications to the Loan Agreement as more expressly set forth below.

WHEREAS, as of the date of this Amendment Number Five, the Borrower represents to the Lender that it is in compliance with all of the representations and warranties and all of the affirmative and negative covenants set forth in the Loan Agreement and is not in default under the Loan Agreement.

WHEREAS, in order to induce the Lender to enter into this Amendment Number Five, the Borrower has agreed to pay to the Lender an additional commitment fee in an amount equal to $1,000,000, payable in two installments of $500,000 each.

WHEREAS, the Borrower and the Lender have agreed to amend the Agreement as set forth herein.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and for the mutual covenants herein contained, the parties hereto hereby agree as follows:

SECTION 1. Effective as of March 31, 2003, the definition of "Applicable Collateral Percentage" in Section 1 of the Loan Agreement is hereby amended to read in its entirety as follows:

"Applicable Collateral Percentage" shall mean with respect to each Advance:

(a)   in the case of "A" credit Dry Loans (other than High LTV

Loans) and HELOCs:

(1) which are 0 to 29 days past due with respect to scheduled principal and interest payments, 98% (or 99% with respect to any such Loans as to which the Lender has issued a written commitment to purchase), and (2) which are 30 days or more past due with respect to scheduled principal and interest payments, 0%;

(b)   in the case of "B" or "C" credit Loans and High LTV Loans:

(1) which are 0 to 29 days past due with respect to scheduled principal and interest payments, 96% (or 97% with respect to any such Loans as to which the Lender has issued a written commitment to purchase), and (2) which are 30 days or more past due with respect to scheduled principal and interest payments, 0%; and

(c)   in the case of "A" credit Wet Loans:

(1) for which all Required Documents have not been delivered for 0 to 10 days, 98% (or 99% with respect to any such Loans as to which the Lender has issued a written commitment to purchase), and (2) for which all Required Documents have not been delivered within 10 days, 0%.

SECTION 2.   Effective as of March 31, 2003, the definition of "Business Day" in Section 1 of the Loan Agreement is hereby amended to read in its entirety as follows:

"Business Day" shall mean any day other than (i) a Saturday or Sunday, (ii) a day on which the New York Stock Exchange, the Federal Reserve Bank of New York, the Custodian or banking and savings and loan institutions in the State of New York, California or Connecticut or the City of New York or the city or state in which the Custodian's offices are located are closed, or (iii) a day on which trading in securities on the New York Stock Exchange or any other major securities exchange in the United States is not conducted.

SECTION 3.   Effective as of March 31, 2003, Section 1 of the Agreement is hereby amended by deleting the definition of Maximum Committed Amount and replacing it with the following:

"Maximum Committed Amount" shall mean $200 million.

SECTION 4.   Effective as of March 31, 2003, Section 1 of the Agreement is hereby amended by deleting the definition of Maximum Credit and replacing it with the following:

"Maximum Credit" shall mean the sum of the Maximum Committed Amount and the Maximum Uncommitted Amount (reduced by the amount outstanding under any other gestation, financing or repurchase documents entered into between Lender and Borrower); provided, however, the following limitations on Maximum Credit shall apply:

(1)   the Maximum Credit for Mortgage Loans which are Wet Loans may not exceed, at any time, $50 million;

(2)   the Maximum Credit for Mortgage Loans which are Second Lien Mortgage Loans may not exceed $5 million at any time;

(3)   the Maximum Credit for Mortgage Loans which are HELOCs may not exceed $70 million at any time; provided that, solely to the extent that the Lender has agreed to act as lead or co-lead underwriter with respect to such Mortgage Loans, such amount shall be increased to $150 million;

(4)   the Maximum Credit for "B" and "C" credit Mortgage Loans may not exceed $15 million at any time;

(5)   the Maximum Credit for all High LTV Loans may not exceed $5 million at any time; and

(6)   the Maximum Credit for all Mortgage Loans that are not covered by a Takeout Commitment may not exceed $80 million at any time.

SECTION 5.   Effective as of March 31, 2003, Section 1 of the Agreement is hereby amended by deleting the definition of Maximum Uncommitted Amount and replacing it with the following:

"Maximum Uncommitted Amount" shall mean $200 million.

SECTION 6.   Effective as of March 31, 2003, Section 1 of the Agreement is hereby amended by deleting the definition of Termination Date and replacing it with the following:

"Termination Date" shall mean March 30, 2004, or such earlier date on which this Loan Agreement shall terminate in accordance with the provisions hereof or by operation of law.

SECTION 7.   Effective as of March 31, 2003, Section 2.01(b) of the Loan Agreement is hereby amended by adding the following sentences to the end thereof:

The Lender may, at any time, terminate the uncommitted portion of this Loan Agreement by providing written notice to the Borrower. Within thirty five calendar days of receipt of such notice, the Borrower agrees to repay the aggregate outstanding amount of all Uncommitted Advances including all interest accrued thereon.

SECTION 8.   Effective as of March 31, 2003, Section 5.02(i) of the Loan Agreement is hereby amended to read in its entirety as follows:

(i) There shall not have occurred:

(i)   an event or events resulting in the inability of the Lender to finance any Advances with traditional counterparties at rates which would have been reasonable prior to the occurrence of such event or events or a material adverse change in the financial condition of the Lender which affects (or can reasonably be expected to affect) materially and adversely the ability of the Lender to fund its obligations under or otherwise comply with the terms of this Loan Agreement; or

(ii)   any other event beyond the control of the Lender which the Lender reasonably determines may result in the Lender's inability to perform its obligations under this Loan Agreement including, without limitation, acts of God, strikes, lockouts, riots, acts of war or terrorism, epidemics, nationalization, expropriation, currency restrictions, fire, communication line failures, computer viruses, power failures, earthquakes, or other disasters of a similar nature to the foregoing.

In the event of an occurrence of any of the events described in clauses (i) or (ii) above, the Commitment Fee payable by the Borrower shall be prorated on the basis of the actual number of days during which this Loan Agreement was in effect following March 31, 2003.

SECTION 9.   Effective as of March 31, 2003, Section 6.16 of the Loan Agreement is hereby amended to read in its entirety as follows:

6.16   Tangible Net Worth; Liquidity. The Borrower's Tangible Net Worth is not less than the greater of (i) $40,000,000 or (ii) any higher amount provided under any other repurchase, financing, credit or other similar transaction to which the Borrower is a party. The Borrower has Cash Equivalents in an amount not less than $15,000,000 (taking into account any amounts held by the Lender pursuant to Section 5.01(n) of this Loan Agreement). The ratio of the Borrower's Total Indebtedness to Tangible Net Worth is not greater than the lesser of (i) 10:1 or (ii) any ratio provided under any other repurchase, financing, credit or other similar transaction to which the Borrower is a party.

SECTION 10. Effective as of March 31, 2003, Section 7.17 of the Loan Agreement is hereby amended to read in its entirety as follows:

> 7.17   Maintenance of Tangible Net Worth. The Borrower shall not permit Tangible Net Worth at any time to be less than $40,000,000 or such higher amount provided under any other repurchase, financing, credit or other similar facility entered into by the Borrower.

SECTION 11. Effective as of March 31, 2003, Section 7.27 of the Loan Agreement is hereby amended to read in its entirety as follows:

> 7.27   Committed Warehouse Facilities. The Borrower shall at all times have at least $150,000,000 available under committed revolving facilities (with recognized third party lenders other than with Lender). Such other committed revolving facilities shall permit Borrower to borrow at least $50,000,000 secured by wet loans.

SECTION 12. Effective as of March 31, 2003, Article XI of the Loan Agreement is hereby amended by adding the following new sections 11.19 and 11.20 to the end thereof:

> 11.19   Replacement by Repurchase Agreement. The Borrower hereby acknowledges and agrees that this Loan Agreement may at any time and without any further cost to the Borrower, in the sole discretion of the Lender, be replaced by a repurchase facility with substantially similar terms as those contained in this Loan Agreement. The Borrower hereby agrees to take such action and execute such documents and instruments as is necessary to effectuate such conversion.

> 11.20   Entire Agreement . This Loan Agreement embodies the entire agreement and understanding of the parties hereto and supersedes any and all prior agreements, arrangements and understandings relating to the matters provided for herein, provided that the Mortgage Loan Purchase and Sale Agreement dated September 25, 1998 between Borrower and Lender shall remain in full force and effect in accordance with its terms. No alteration, waiver, amendments, or change or supplement hereto shall be binding or effective unless the same is set forth in writing by a duly authorized representative of each party hereto.

SECTION 13. Fees and Expenses. The Borrower agrees to pay to the Lender all fees and out of pocket expenses incurred by the Lender in connection with this Amendment Number Five (including all reasonable fees and out of pocket costs and expenses of the Lender's legal counsel incurred in connection with this Amendment Number Five), in accordance with Section 11.03 of the Loan Agreement.

SECTION 14. Commitment Fee and Non-Utilization Fee. In order to induce the Lender to enter into this Amendment Number Five, the Borrower hereby agrees to pay to the Lender, in addition to any other amounts required pursuant to the

Agreement, an additional Commitment Fee in the aggregate amount of $1,000,000 payable in two equal installments of $500,000 the first such installment payable on the date of this Amendment Number Five and the second installment payable on June 30, 2003, and to continue to pay the Non-Utilization Fee, if applicable, as provided in Section 3.05 of the Loan Agreement. The Lender may, in its sole discretion, net any such additional Commitment Fee or Non-Utilization Fee from the proceeds of any Advance made to the Borrower.

SECTION 15. Effectiveness of Amendment. This Amendment Number Five shall be effective upon Lender's receipt of the portion of the Additional Commitment Fee equal to $500,000 which is payable on the date hereof and a new Note in the amount of $400,000,000 to replace the existing Note for $425,000,000.

SECTION 16. Defined Terms. Any terms capitalized but not otherwise defined herein should have the respective meanings set forth in the Agreement.

SECTION 17. Limited Effect. Except as amended hereby, the Agreement shall continue in full force and effect in accordance with its terms. Reference to this Amendment Number Five need not be made in the Agreement or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to, or with respect to, the Agreement, any reference in any of such items to the Agreement being sufficient to refer to the Agreement as amended hereby.

SECTION 18. Representations. In order to induce the Lender to execute and deliver this Amendment Number Five, the Borrower hereby represents to the Lender that as of the date hereof, the Borrower is in full compliance with all of the terms and conditions of the Agreement and no Default or Event of Default has occurred and is continuing under the Agreement.

SECTION 19. Governing Law. This Amendment Number Five shall be construed in accordance with the laws of the State of New York and the obligations, rights, and remedies of the parties hereunder shall be determined in accordance with such laws without regard to conflict of laws doctrine applied in such state (other than Section 5-1401 of the New York General Obligations Law).

SECTION 20. Counterparts. This Amendment Number Five may be executed by each of the parties hereto on any number of separate counterparts, each of which shall be an original and all of which taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Borrower and the Lender have caused this Amendment Number Five to be executed and delivered by their duly authorized officers as of the day and year first above written.

E-LOAN, INC.
(Borrower)

By: _____ Matt Roberts _____
Name: Matt Roberts
Title: CFO

GREENWICH CAPITAL FINANCIAL PRODUCTS. INC.
(Lender)

By: ___/s/_____
Name: Anthony Palmisano
Title: Vice President

[TPW: NYLEGAL:134007.4] 16159-00230 03/28/2003 2:30 PM